July 13, 2010

VIA EDGAR AND FACSIMILE

Mr. Tim Buchmiller, Esq.

Senior Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Sequenom, Inc.
Form S-3 Registration Statement (File No. 333-167061)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 10:00 a.m. Eastern Time on July 14, 2010 or as soon thereafter as is practicable.

The undersigned registrant hereby acknowledges that: should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SEQUENOM, INC.

By:	/s/ Paul V. Maier
Paul V. Maier
Chief Financial Officer